Pricing Supplement No. 822BG
To underlying supplement No. 1 dated September 29, 2009,
product supplement BG dated February 2, 2010,
prospectus supplement dated September 29, 2009,
and prospectus dated September 29, 2009
Registration Statement No. 333-162195 Dated February 24, 2010; Rule 424(b)(2)
Deutsche Bank
Deutsche Bank AG, London Branch
$4,015,000 Auto-Callable Securities Linked to the S&P 500® Index due March 1, 2013
General
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Auto-Callable Securities linked to the performance of the S&P 500® Index due on or about March 1, 2013 (the “securities”) are designed for investors who seek potential early exit prior to maturity at an annualized return of 9.00%.  Investors should be willing to forgo coupon and dividend payments during the term of the securities and be willing to lose up to 100% of their investment if the securities are not automatically called and the Final Level is less than the Knock-In Level.  Any payment on the securities is subject to the ability of the issuer to pay its obligations as they become due.

•	Senior unsecured obligations of Deutsche Bank AG due on or about March 1, 2013
•	Denominations of $1,000 (the “Face Amount”) and minimum initial investments of $1,000
•	The securities are priced on February 24, 2010 (the “Trade Date”) and are expected to settle three business days later on March 1, 2010 (the “Settlement Date”).
Key Terms

Issuer:	Deutsche Bank AG, London Branch
Index:	S&P 500® Index (Ticker: SPX)
Automatic Call:
If the Index Closing Level on any Call Date is greater than or equal to the Initial Level, the securities will be automatically called for a cash payment per $1,000 security Face Amount equal to $1,000 multiplied by the Call Price on the relevant Call Date, payable on the corresponding Call Settlement Date.

Redemption Amount upon Automatic Call:
If the securities are automatically called, you will be entitled to receive a Redemption Amount in cash per $1,000 security Face Amount equal to $1,000 multiplied by the Call Price for the applicable Call Date. The Call Price will reflect an annualized return of 9.00%. The Call Dates, Call Settlement Dates, Call Price and Redemption Amount applicable to each Call Settlement Date are set forth in the table below.

Call Date	Call Settlement Date	Call Price	Redemption Amount (per $1,000 security Face Amount)
February 25, 2011	March 2, 2011	109.00%	$1,090.00
August 24, 2011	August 29, 2011	113.50%	$1,135.00
February 24, 2012	February 29, 2012	118.00%	$1,180.00
August 24, 2012	August 29, 2012	122.50%	$1,225.00
February 26, 2013 (Final Valuation Date)	March 1, 2013 (Maturity Date)	127.00%	$1,270.00
Payment at Maturity (if securities not called):	If the securities are not automatically called, the payment at maturity on the securities will depend on whether a Knock-In Event occurs, as follows:

•	If the Final Level is equal to or greater than the Knock-In Level, you will be entitled to receive a cash payment at maturity of $1,000.00 per $1,000 security Face Amount.
•	If the Final Level is less than the Knock-In Level, you will be entitled to receive a cash payment at maturity per $1,000 security Face Amount calculated as follows:
$1,000 + ($1,000 x Index Return)
If the securities are not automatically called and a Knock-In Event occurs, you will lose some or all of your investment at maturity.
Knock-In Event:	A Knock-In Event occurs if the Final Level is less than the Knock-In Level.
Knock-In Level:	773.67, equal to 70.00% of the Initial Level.
Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level
Initial Level
Initial Level:	1,105.24, the Index Closing Level on the Trade Date.
Final Level:	The Index Closing Level on the Final Valuation Date.
Index Closing Level:	On any trading day, the closing level of the Index as appears on Bloomberg page “SPX <index>”, subject to adjustment by the calculation agent according to the terms of the securities.
Trade Date:	February 24, 2010
Final Valuation Date:	February 26, 2013, subject to postponement as described under “Description of Securities – Adjustment to Valuation Dates and Payment Dates” in the accompanying product supplement.
Maturity Date:	March 1, 2013, subject to postponement as described under “Description of Securities – Adjustment to Valuation Dates and Payment Dates” in the accompanying product supplement.
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	2515A0 2T 9 / US2515A02T90
The Call Dates, the Final Valuation Date, the Call Settlement Dates and the Maturity Date are subject to postponement as described under “Description of Securities – Adjustment to Valuation Dates and Payment Dates” in the accompanying product supplement.
Investing in the securities involves a number of risks. See “Risk Factors” beginning on page 6 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Discounts and Commissions(1)	Min. Proceeds to Us
Per Security	$1,000.00	$7.50	$992.50
Total	$4,015,000.00	$20,075.00	$3,994,925.00
(1)
For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” on the last page of this pricing supplement. The securities will be sold with varying underwriting discounts and commissions in an amount not to exceed $7.50 per $1,000 security Face Amount.

The agent for this offering is our affiliate. For more information see “Supplemental Underwriting Information (Conflicts of Interest)” on the last page of this pricing supplement.
The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$4,015,000.00	$286.27
Deutsche Bank Securities

February 24, 2010

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

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You should read this pricing supplement together with underlying supplement No. 1 dated September 29, 2009, product supplement BG dated February 2, 2010, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

•	Product supplement BG dated February 2, 2010:
http://www.sec.gov/Archives/edgar/data/1159508/000119312510019698/d424b21.pdf

•	Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

•	Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

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Our Central Index Key, or CIK, on the SEC Web site is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Hypothetical Examples of Amounts Payable on the Securities

The tables and hypothetical examples set forth below are for illustrative purposes only.  The actual returns applicable to a purchaser of the securities will be determined on the Call Dates or on the Final Valuation Date, if applicable. The following results are based solely on the hypothetical example cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing below may have been rounded for ease of analysis.

If the securities are called:
The following table illustrates the hypothetical payments on the securities upon an automatic call on the Call Dates.

Call Date	Call Settlement Date	Call Price	Redemption Amount (per $1,000 security face amount)
February 25, 2011	March 2, 2011	109.00%	$1,090.00
August 24, 2011	August 29, 2011	113.50%	$1,135.00
February 24, 2012	February 29, 2012	118.00%	$1,180.00
August 24, 2012	August 29, 2012	122.50%	$1,225.00
February 26, 2013 (Final Valuation Date)	March 1, 2013 (Maturity Date)	127.00%	$1,270.00

If the securities are not called:

The following table illustrates how the Payments at Maturity per $1,000 security Face Amount are calculated if the securities are not subject to an automatic call, and uses an Initial Level of 1,105.24 and a Knock-In Level of 773.67 (70% of the Initial Level).

Final Level	Index Return	Payment at Maturity	Return on the Securities
1,768.38	60.00%	N/A	N/A
1,547.34	40.00%	N/A	N/A
1,326.29	20.00%	N/A	N/A
1,105.24	0.00%	N/A	N/A
994.72	-10.00%	$1,000.00	0%
939.45	-15.00%	$1,000.00	0%
884.19	-20.00%	$1,000.00	0%
828.93	-25.00%	$1,000.00	0%
773.67	-30.00%	$1,000.00	0%
663.14	-40.00%	$600.00	-40.00%
442.10	-60.00%	$400.00	-60.00%
221.05	-80.00%	$200.00	-80.00%
0	-100.00%	$0.00	-100.00%

The following examples illustrates how the Payments at Maturity or Redemption Amount set forth in the two tables above are calculated.

Example 1: The Index Closing Level increases from the Initial Index Level of 1,105.24 to 1,326.29 on the first Call Date. Because the Index Closing Level on the Call Date is greater than or equal to the Initial Level, the securities are automatically called, and the investor will receive a cash payment of $1,090.00 per $1,000 Face Amount of securities on the Call Settlement Date, calculated as follows:

$1,000 x 109.00% = $1,090.00

Example 2: The securities have not been automatically called prior to the Final Valuation Date and the Index level increases from the Initial Level of 1,105.24 to the Final Level of 1,326.29. Because the last Call Date is scheduled to be the Final Valuation Date and the Final Level is greater than or equal to the Initial Level, the securities are automatically called, and the investor will receive a cash payment of $1,270.00 per $1,000 Face Amount of securities on the Call Settlement Date, calculated as follows:

$1,000 x 127.00% = $1,270.00

Example 3: The securities are not automatically called and the Index level decreases from the Initial Level of 1,105.24 to a Final Level of 884.19. Because the Final Level is greater than the Knock-In Level and thus a Knock-In Event does not occur, the investor will receive a Payment at Maturity of $1,000.00 per $1,000 Face Amount of securities.

Example 4: The securities are not automatically called and the Index Closing Level decreases from the Initial Level of 1,105.24 to a Final Level of 663.14. Because the Final Level is less than the Knock-In Level, a Knock-In Event occurs and the Index Return is -40.00%. The investor is entitled to receive a Payment at Maturity of $600.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x -40.00%) = $600.00

Selected Purchase Considerations

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POSITIVE RETURNS IF THE INDEX DOES NOT DECREASE — The securities are designed for investors who believe that the Index will not decrease over the term of the securities, and who are willing to risk losing up to 100% of their initial investment if the securities are not automatically called and a Knock-In Event occurs.

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CONTINGENT PROTECTION OF YOUR INITIAL INVESTMENT — Your initial investment will be protected if the Final Level is equal to or greater than the Knock-In Level. If the securities are not automatically called and a Knock-In Event occurs, you will lose 1% of your initial investment for each 1% decrease in the Index as compared to the Initial Level.

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POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE – While the original term of the securities is three years, the securities will be called if the Index Closing Level is greater than or equal to the Initial Level on any Call Date (including the Final Valuation Date), and you will be entitled to a return on the securities on the applicable Call Settlement Date of 9.00% per annum.

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RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX – The return on the securities is linked to the S&P 500® Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500 Index” in the accompanying underlying supplement no. 1 dated September 29, 2009.

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TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment you should not recognize taxable income or loss prior to the maturity of your securities, other than pursuant to a sale, exchange or Automatic Call. Your gain or loss on the securities should be capital gain or loss and should be long-term capital gain or loss if you have held the securities for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

In December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your investment. If the securities are not automatically called, the payment at maturity of the securities will depend on whether a Knock-In Event occurs.  If the Final Level is less than the Knock-In Level, your investment will be fully exposed to any decline in the Final Level as compared to the Initial Level, and you could lose up to 100% of your initial investment.

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YOUR APPRECIATION POTENTIAL IS LIMITED TO THE CALL PRICE —The appreciation potential of the securities is limited to the pre-specified Call Price on the relevant Call Date, regardless of the performance of the Index. In addition, since the securities could be called as early as the first Call Date, the term of your investment could be short, and your return on the securities would be less than if the securities were called at a later date.  Following an early call, there is no guarantee that you would be able to reinvest the proceeds from your investment in the securities at a comparable return for a similar level of risk. If the securities are not automatically called, you will realize no positive return on the securities, and you may lose up to 100% of your initial investment if a Knock-In Event occurs.

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THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS – An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the value of the securities. Any payment at maturity or on a Call Settlement Date is subject to our creditworthiness.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – The original issue price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates.  As a result, the price, if any, at which Deutsche Bank (or its affiliates) will be willing to purchase securities from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your securities to maturity if your securities are not automatically called.

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THE SECURITIES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY – The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

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NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Index to which the securities are linked.

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OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

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MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Index and calculating the amount that we are required to pay you or determining whether an Automatic Call has occurred. These events may include disruptions or suspensions of trading in the markets as a whole or in our ability to maintain, adjust or unwind our hedge position in the Index. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities, it is possible that one or more of the Call Dates, the Call Settlement Dates, the Final Valuation Date and the Maturity Date will be postponed and your return will be adversely affected.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the Index Closing Level on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

•	supply and demand for the securities;

•	the expected volatility of the Index;

•	the composition of the Index and any changes to the component stocks underlying it;

•	economic, financial, political and regulatory or judicial events that affect the Index or stock markets generally;

•	interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

•	the time remaining to the maturity of the securities; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index Closing Levels from February 24, 2000 through February 24, 2010. The Index Closing Level on February 24, 2010 was 1,105.24. We obtained the Index Closing Levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Call Dates or the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Underwriting Information (Conflicts of Interest)

Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will receive a selling concession in connection with the sale of the securities of up to 0.75% or $7.50 per $1,000 Face Amount of securities. DBSI may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Face Amount of securities and may additionally pay fees of up to 0.25% or $2.50 per $1,000 Face Amount of securities to certain other broker-dealers. Deutsche Bank AG will reimburse DBSI for such fees. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

           DBSI, the agent for this offering, is our affiliate. In accordance with NASD Rule 2720 of the Financial Industry Regulatory Authority Inc. (FINRA), DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the securities more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.